SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 13, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.        Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

Announcement of LM Ericsson Telephone Company, dated April 13, 2010 regarding “ERICSSON’S ANNUAL GENERAL MEETING 2010.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 13, 2010

At Ericsson’s (NASDAQ:ERIC) Annual General Meeting (AGM) today, the proposals by the Board of Directors and the Nomination Committee were approved.

Dividend

The proposed dividend of SEK 2.00 was adopted. The record day was set to Friday, April 16, 2010. Payment from Euroclear Sweden AB is expected to take place on Wednesday, April 21, 2010.

Adoption of the Profit and Loss Statement and the Balance Sheet

The AGM resolved to adopt the Profit and Loss Statement and the Balance Sheet for the Parent Company as well as the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group for 2009. The members of the Board of Directors and the President were discharged from liability for the fiscal year 2009.

Board of Directors

In accordance with the proposal by the Nomination Committee, Michael Treschow was re- elected Chairman of the Board of Directors and Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Ulf J. Johansson, Sverker Martin-Löf, Nancy McKinstry, Anders Nyrén, Carl- Henric Svanberg, and Marcus Wallenberg were re-elected to the Board. Hans Vestberg and Michelangelo Volpi were elected new members of the Board of Directors.

Board of Directors’ Fees

The AGM approved the Nomination Committee’s proposal for unchanged yearly fees to the non-employed members of the Board; SEK 3,750,000 to the Chairman and SEK 750,000 to each of the other Board members.

Committee work fees to the non-employed members were approved on unchanged levels as follows: SEK 350,000 to the Chairman of the Audit Committee, SEK 250,000 to each of the other members of the Audit Committee and SEK 125,000 to each member of the Finance and Remuneration Committee.

The AGM approved the Nomination Committee’s proposal to enable payment of part of the fees to the Directors, in respect of the Board assignment, in the form of synthetic shares.

Nomination Committee

The AGM also approved the proposals for the procedure on appointing the members of the Nomination Committee and the assignment to the Committee.

Guidelines for Remuneration

In accordance with the Board of Directors’ proposal, the AGM resolved to approve the guidelines for remuneration and other employment terms for senior management.

Long-Term Variable Compensation Program (LTV)

In accordance with the Board of Directors’ proposals, the AGM resolved as follows.

LTV 2010 and transfer of shares

•

Implementation of LTV 2010, which is in all material respect similar to the previous programs. The program comprises in total 23.5 million B shares and includes the Stock Purchase Plan for all employees, the Key Contributor Retention Plan and the Executive Performance Stock Plan. All plans are based on the employees own investment in Ericsson shares. If the shares are retained for a period of three years and the employment remains, the participants obtain matching shares from the company. Costs for compensation, social security and administration are estimated to SEK 919-1,611 m.

•	Transfer of 19.4 million B shares during the period November 2010 - November 2014, free of consideration, to employees covered by the terms of the LTV 2010.

•

Transfer of 4.1 million B shares prior to the AGM 2011 on NASDAQ OMX Stockholm at a price within the, at each time, prevailing price interval for the share, to cover payments for social security charges.

The Company has approximately 3.2 billion shares in issue. As per today, the Company holds approximately 78 million shares in treasury. The 23.5 million B shares allocated for LTV 2010 correspond to approximately 0.74 percent of the total number of outstanding shares.

Transfer of treasury stock for previously decided LTV programs

•

Transfer of approximately 7.5 million shares on NASDAQ OMX Stockholm prior to the AGM 2011 to cover certain payments, mainly social security charges that may occur in relation to the Long-Term Incentive Plans 2006 and the Long-Term Variable Compensation Programs 2007, 2008 and 2009.

Proposal on voting rights

The AGM resolved not to approve Einar Hellbom’s proposal to delegate to the Board of Directors to review and present to the next AGM how the shares are to be given equal voting rights.

Notes to editors:

Our multimedia content is available at the broadcast room:

www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature- rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 80,000 employees generated revenue of SEK 206.5 billion (USD 27.1 billion) in 2009. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

UPCOMING EVENTS

Ericsson’s Capital Markets Day, Stockholm, Sweden, May 5-6

Ericsson Business Innovation Forum, Shanghai, China, May 17-18

For more information please contact the Ericsson Media Relations Team.